Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com

Writer’s cell: (206) 412-6868

January 18, 2013

VIA EDGAR

Loan Lauren P. Nguyen

Legal Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:     Divio Holdings, Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed on or about January 18, 2013

File No. 333-184796

Dear Ms. Nguyen:

Pursuant to the staff’s comment letter dated January 8, 2013, we respectfully submit this letter on behalf of our client, Divio Holdings, Corp., a Nevada corporation (the “Company”).

Amendment No. 2 to the Company’s Form S-1 was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about January 18, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

 General

1. Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Company response:  The Company has updated its financial statements as required by Rule 8-08 of Regulation S-X.

2. A currently dated accountant’s consent should be included as an exhibit to any future amendments to the Form S-1 registration statement. Please note that the consent previously filed is considered stale as the accountant’s consent must be dated within 30 days of the filing date for any amendments to your registration statement. Please note that the consent must also be dated as of date within 30 days of the planned effectiveness of the company’s Form S-1 registration statement.

Company response:  The Company acknowledges this comment. A currently dated accountant’s consent is included in the filing dated 01/17/2013.

Prospectus Cover Page

3. We note your response to our prior comment 6 that you have removed the sentences which state that “[t]here is no minimum number of shares required to be sold to close the offering and that “[a]ny funds raised from the offering will be immediately available to us for our immediate use.” With a view towards revised disclosure, please tell us whether you intend to make a minimum/maximum offering in which all subscriptions will be returned if you do not sell a specified number of shares in this offering. If you intend this offering to be a minimum/maximum offering, please revise to disclose the minimum amount of shares you must sell and revise throughout for consistency. For example, on page 13, you state that “[a]ny funds that [you] raise . . . will be immediately available for [your] use and will not be returned to investors.” We note that your response is inconsistent with the revised disclosures. If you do not intend this to be a minimum/maximum offering, please revise to disclose that any funds raised from the offering will be immediately available to you for your immediate use and revise throughout for consistency. For example, if you do not intend to make a minimum/maximum offering, please revise to remove the fourth, fifth, sixth and seventh sentences in the second paragraph of your prospectus cover page.

Company response:  The Company (i) confirms that it does not intend to make a minimum/maximum offering in which all subscriptions will be returned if you do not sell a specified number of shares in this offering, (ii) has removed the fourth, fifth, sixth and seventh sentences in the second paragraph of your prospectus cover page, and  (iii) added the following sentence to the prospectus cover page:  “Any funds that we raise from our offering of 3,000,000 shares of common stock will be immediately available for our use and will not be returned to investors.”

4. We note your response to our prior comment 8 and reissue. Please revise to disclose, in a prominent location on your prospectus summary, the statement provided in Item 501(b)(10)(iv) of Regulation S-K.

Company response:  The Company has added the text “The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective,”  immediately prior to “This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted” on the prospectus cover page.

5. We note your response to our prior comment 26 and reissue. For consistency with your response and disclosure, please revise your prospectus cover page to indicate that your offering will continue for 16 months. We note your disclosure that “[you] may discontinue the offering before expiration of the 180 day period or extend the offering . . . following the expiration of the 180-day offering period.”

Company response:  The prospectus cover page already states, “The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 16 months.”   The Company has deleted the text “or extend the offering for up to 90 days following the expiration of the 180-day offering period” from the prospectus cover page.”

6. We note your response to our prior comment 11 and reissue in part. Please revise the first paragraph to disclose your cash on hand as of a recent practicable date, monthly burn rate and how long your present capital will last at that rate.

Company response:  The Company has added the following disclosure to the prospectus cover page:  “As of January 18, 2013, we have cash reserves of approximately $6,425, we currently expend approximately $1,600 per month on our operations, and our present cash will last for approximately 4 months.”

7. We note your response to our prior comment 12 and reissue in part. Please revise to identify the cities or areas in Western Russia you intend to sell your motorcycles. In addition, please revise your disclosure on page 5 to disclose, if true, that you estimate that you may be able to sell the used motorcycles for $5,000 to $8,000 per motorcycle. Finally, please add disclosure that there is no guarantee that you will be able to sell motorcycles in the identified price range and that there is no guarantee that you will be able to sell any motorcycles.

Company response:  The Company has added the following disclosure to pages 5 and 17:  “We intend to sell our motorcycles in Moscow and the greater Moscow metropolitan area of Russia.  We estimate that we may be able to sell the used motorcycles for $5,000 to $8,000 per motorcycle.  However, there is no guarantee that we will be able to sell motorcycles in the identified price range and that there is no guarantee that we will be able to sell any motorcycles.”

8. We note your response to our prior comment 13 and reissue in part. Please revise your disclosure in the second paragraph in this section to clarify that your estimate of public reporting costs for the next 12 months does not include the cost of this offering, which, you estimate to be $15,010. In addition, we note your disclosure on page 11 that you estimate that your public reporting costs for 12 months following the offering will be $8,500 and your disclosure on page 22 that your expect to spend approximately $11,000 in the next twelve months for your accounting and audit requirements along with $5,000 for legal costs, including the costs associated with filing this registration statement. Please revise your disclosure for consistency.

Company response:  The Company has (i) added the following disclosure to page 5  “Our estimated cost of $10,000 for being a “reporting issuer” for the next 12 months does not include the cost of this offering, which, we estimate to be $15,010”, (ii) replaced the text “$8,500” on page 11 with “$9,500”, (iii) replaced “$11,000” with “$9,500” on page 22

9. Please revise the third paragraph to disclose the consequences to you if you are unable to complete this offering or obtain additional financing.

Company response:  The Company has added the text, “[o]ur business will fail and you will lose your entire investment if we are unable to complete this offering or obtain additional financing,” to the third paragraph on the prospectus cover page.

10. We note your response to our prior comment 14 and reissue. Please revise the Our Company section of your Prospectus Summary section to state, if true, that your officers and director currently devote approximately five hours to company matters and expect to devote approximately 20 hours a week to company matters after the completion of this offering. In addition, please revise to disclose, if true, that you do not intend to hire any additional employees or add additional directors for the next 12 months.

Company response:  The Company has added the following disclosure to page 5:  “Our officers and director currently devote approximately five hours to Company matters and expect to devote approximately 20 hours a week to Company matters after the completion of this offering. We do not intend to hire any additional employees or add additional directors for the next 12 months.”

Risk Factors, page 6

We depend to a significant extent on certain key personnel, page 9

11. We note your revised disclosure on page 9 that you depend entirely on Evengy Donskoy for all of your operations. This statement appears to contradict your statement on page 10 that Mr. Donksoy and Mr. Didenko devote approximately five hours to company matters per week. Please revise or advise.

Company response:  The Company has revises the referenced disclosure on page 9 to state that, “we depend primarily on Evgeny Donskoy for our operations.”

Mr. Donskoy, our sole director, will be able to determine his own salary and perquisite, page 10

12. Please explain your statement in the last sentence of this risk factor that after the offering, Mr. Donskoy will control a majority of the voting securities “when we would vote with Alexey Didenko, our Secretary, and also a current shareholder.”

Company response: The word “we” was a typographical error and has been changed to “he.”

All of our assets and our sole officer and director are located outside, page 13

13. It appears from disclosure throughout your prospectus that Mr. Didenko is your Secretary. Please revise to remove the reference to your sole officer, as it appears that you have two officers, and expand this risk factor to discuss Mr. Didenko. Similarly, please revise pages 15, 17 and 21 to remove the reference to your sole officer.

Company response:  The Company has revised its disclosure on pages 13, to state, “officers and sole director.”   On page 17, 21 the Company has revised its disclosure to sate “our President and sole director.”

Use of Proceeds, page 14

14. Please revise your table for consistency to indicate, if true, that you intend to spend $15,000 on marketing if you sell the maximum amount of securities in this offering. Refer to pages 5 and 21.

Company response: The Company has revised the Use of Proceeds table on page 14 to change “$13,000” to “$15,000” for marketing, making a total of $90,000 under the 100% column.

Description of Business, page 16

Suppliers of Motorcycles, page 17

15. Please revise to disclose how the motorcycles will be shipped to Russia and explain whether the estimated costs of the motorcycles include the shipping costs.

Company response:  The Company has added the following disclosure to page 17:  “The motorcycles will be shipped to Russia by freight consolidators, which are companies that accept less than container load shipments from individual shippers, and then combines them for delivery to the carrier in full container load shipment.  The estimated costs of the motorcycles do not include the shipping costs as our customers will be responsible to cover the shipping costs, custom duties, taxes or any other additional charges that might incur.”

Marketing Our Product, page 17

16. We note your revised disclosure on page 17 in response to our prior comment 37. Please revise to clarify that there is no guarantee that other businesses will be willing to sell your products.

Company response:  The Company has added the following disclosure to page 17:  “ There is no guarantee that other businesses will be willing to sell our products.”

Exhibit 5.1

17. Please have counsel revise the first paragraph to remove the reference that you are offering the “resale” of the shares of common stock under this registration statement.

Company response:  The Company’s counsel has revised its legal opinion to change the word “resale” to “sale.”

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo